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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549









                  NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

                      UNDER THE INVESTMENT COMPANY ACT OF 1940












                     ADVANTUS REAL ESTATE SECURITIES FUND, INC.
                              Exact Name of Registrant
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                              NOTIFICATION OF ELECTION


     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record except as provided by Rule 18f-1(a) under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                     SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of St. Paul and the State of Minnesota on the 10th day of December, 1998.

                                   Advantus Real Estate Securities Fund, Inc.
                                   ------------------------------------------
                                   (Name of Registrant)


                                   By
                                     ----------------------------------------
                                     William N. Westhoff

                                   President and Director
                                   ------------------------------------------
                                   (Title)


Attest:
       ----------------------


       Treasurer and Director
       ----------------------
       (Title)